PolarityTE, Inc.

123 Wright Brothers Drive

Salt Lake City, UT 84116

VIA EDGAR

October 30, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Greg Dundas

Re:	PolarityTE, Inc.
Registration Statement on Form S-3
File No. 333-234280

Dear Mr. Dundas,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PolarityTE, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 1, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, King & Spalding LLP, request by telephone that such Registration Statement be declared effective at some other time.

Once the Registration Statement is effective, please orally confirm the event with our counsel, King & Spalding LLP by calling Laura I. Bushnell at (650) 422-6713. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Laura I. Bushnell, by email to LBushnell@kslaw.com.

In connection with the foregoing, the Company hereby acknowledges the following:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions regarding this request, please contact Laura I. Bushnell of King & Spalding LLP at (650) 422-6713.

Sincerely,

PolarityTE, Inc.

By:	/s/ Richard Hague
Name:	Richard Hague
Title:	Chief Operating Officer

cc:	Cameron Hoyler (PolarityTE, Inc.)
Mark Lehman (PolarityTE, Inc.)
Laura I. Bushnell (King & Spalding LLP)